Manager Directed Portfolios
c/o U.S. Bank Global Fund Services
777 East Wisconsin Avenue
Milwaukee, WI 53202

April 20, 2026

VIA EDGAR TRANSMISSION

Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:    Manager Directed Portfolios (the “Trust”)
Securities Act Registration No: 333-133691
Investment Company Act Registration No: 811-21897
Deepwater Beachfront Small Cap ETF (S000097730)
Form APP WD: Request for Withdrawal of Application

Dear Sir or Madam:

The Trust and Deepwater Asset Management, LLC (together, the “Applicants”) respectfully request that, effective as of the date first set forth above or at the earliest practicable date hereafter, the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of their Exemptive Application, filed on February 10, 2026 (Accession No. 0000894189-26-003563) for an order pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”), from certain provisions of Section 15(a) of the 1940 Act and from certain disclosure requirements under various rules and forms. The Applicants ask that the Commission take no further action with respect to the Exemptive Application.

If you have any questions regarding the enclosed, please do not hesitate to contact the undersigned at amber.kopp@usbank.com.

Very truly yours,

/s/ Amber C. Kopp
Amber C. Kopp
Secretary
Manager Directed Portfolios